





# Report on the first Quarter of 2005

Mayr Melnhof Karton AG



- Good period results
- Cartonboard sales below last year's period all time high due to ramp-up of the modernized Eerbeek machine and investment at Nikopol
- Sluggish demand in Western Europe increases price competition
- Price discipline necessitates selective downtime at MM Karton in 2nd quarter

# Mayr-Melnhof Group Key Indicators

(in accordance with IFRS, unaudited)

| (consolidated, in millions of EUR) | 1st Quarter<br>Jan. 1 - Mar. 31, 2005 | <br>Jan. 1 - Mar. 31, 2004 | +/- |
|---|---|---|---|
| Sales | 357.1 | 367.1 | -2.7% |
| EBITDA | 60.1 | 62.1 | -3.2% |
| EBITDA margin (%) | 16.8% | 16.9% | |
| Operating profit | 36.4 | 39.9 | -8.8% |
| Operating margin (%) | 10.2% | 10.9% | |
| Profit before tax | 37.4 | 39.9 | -6.3% |
| Income tax expense | (12.1) | (13.3) | |
| Profit for the period | 25.3 | 26.6 | -4.9% |
| Net profit margin (%) | 7.1% | 7.2% | |
| Basic and diluted earnings per share (in EUR) | 2.23 | 2.38 | |
| Cash earnings | 47.9 | 48.5 | -1.2% |
| Cash earnings margin (%) | 13.4% | 13.2% | |
| Capital expenditures | 17.2 | 14.7 | +17.0% |
| Depreciation and amortization | 22.6 | 22.2 | +1.8% |

| | Balance sheet date<br>Mar. 31, 2005 | <br>Dec. 31, 2004 |
|---|---|---|
| Total equity (in millions of EUR) | 742.2 | 716.0 |
| Total assets (in millions of EUR) | 1,295.6 | 1,279.4 |
| Total equity to total assets (%) | 57.3% | 56.0% |
| Net debt (in millions of EUR) | (112.1) | (121.8) |
| Enterprise value (in millions of EUR) | 1,365.0 | 1,393.5 |
| Employees | 7,553 | 7,580 |

# Group Report

**Dear Shareholders,**

Your Company successfully held its ground in the first quarter of 2005, which, as previous quarters, was characterized by intensive price competition and customers' cautious planning in line with the sluggish economic development. Good period results were achieved as expected, with a profit for the period of EUR 25.3 million being slightly below last year's period (Q1 2004: EUR 26.6 million). Business volume at MM Packaging rose due to last year's acquisitions as well as new business. Cartonboard sales, however, did not reach the previous year's all time high due to the ramp-up of the modernized cartonboard machine at the Dutch Eerbeek mill and investment related downtime at the Bulgarian Nikopol mill.

According to the moderate economic forecast we can assume only stable demand in the main Western European market, leading to continuing stiff price competition. Prices for the strategic raw material of recovered paper are also expected to remain stable.

**Introduction of IFRS reporting**

According to the regulation (EC) No. 1606/2002 of the European Parliament and the Council, Mayr-Melnhof AG is obligated to prepare consolidated financial statements as from the fiscal year 2005 in accordance with International Financial Reporting Standards ("IFRS"). Correspondingly, the transition of financial reporting from US GAAP to IFRS has been effected based on the IAS/IFRS Standards and Interpretations announced until March 31, 2005. A numerical analysis of the effects resulting from the transition from US GAAP to IFRS is presented in the section "Explanatory Report IFRS". The adjustments made in this regard have no significant impact on the presentation of the financial position and financial performance of the Group and the Divisions.

**Statement of Income**

Consolidated sales of the Mayr-Melnhof Group amounted to EUR 357.1 million and thus were EUR 10.0 million or 2.7 % below the same period in the previous year (Q1 2004: EUR 367.1 million). This difference results from the cartonboard sector which recorded consolidated sales below the previous year's record level due to the ramp-up of production on the modernized cartonboard machine in Eerbeek and investment related downtime in Nikopol.

Operating profit came to EUR 36.4 million after EUR 39.9 million for the same period in the previous year, with the reduction being mainly attributable to the lower capacity utilization at MM Karton. Consequently, the Group operating margin reached 10.2 % (Q1 2004: 10.9 %).

Financial expenses approximately equalled financial income.

As a result, profit before tax came to EUR 37.4 million (Q1 2004: EUR 39.9 million).

Income taxes amounted to EUR 12.1 million (Q1 2004: EUR 13.3 million). Accordingly, the effective Group tax rate decreased from 33.3 % for the first quarter of 2004 to 32.4 % for the first quarter of 2005. This reduction is particularly attributable to lower tax rates.

The profit for the period amounted to EUR 25.3 million (Q1 2004: EUR 26.6 million) resulting in basic earnings per share of EUR 2.23 (Q1 2004: EUR 2.38).

**Assets, Capital Resources, Liquidity**

The Group's balance sheet total went up EUR 16.2 million compared to December 31, 2004 and came to EUR 1,295.6 million as of March 31, 2005. This increase can be attributed to the profit for the period income which is particularly juxtaposed to a reduction of operating liabilities.

Total funds available to the Group decreased by EUR 10.6 million to EUR 291.6 million (December 31, 2004: EUR 302.2 million). At EUR 179.5 million (December 31, 2004: EUR 180.4 million) financial liabilities remained nearly unchanged. Consequently, the Group continues to have no net debt (March 31, 2005: EUR -112.1 million; December 31, 2004: EUR -121.8 million).

At EUR 679.8 million, non-current assets were almost unchanged (December 31, 2004: EUR 682.5 million). Intangible assets amounted to EUR 35.2 million (December 31, 2004: EUR 34.9 million), with EUR 31.4 million being accounted for goodwill (December 31, 2004: EUR 31.3 million). Current assets increased by EUR 18.7 million to EUR 615.7 million.

**Cash Flow Development**

Cash flow from operating activities amounted to EUR 9.0 million after EUR 38.2 million for the first quarter of 2004. This difference results from an increase in working capital which is particularly attributable to the resumption of production at the Eerbeek board mill following a release of working capital in 2004 due to production downtime. Additional funds tied down result from the packaging plants acquired in the previous year as well as from higher cartonboard inventories.

Cash flow from investing activities amounted to EUR -20.6 million (Q1 2004: EUR -19.0 million). The investments made in the first quarter 2005 were focused on construction and rebuilding projects as well as on technical modernizations.

Cash flow from financing activities stood at EUR 0.4 million (Q1 2004: EUR -2.9 million). This change results from a higher inflow of funds compared to the previous year's period.

**Outlook**

Due to the uncertain economic development we still do not expect a pick up in private consumption in the main Western European market and accordingly in the demand for cartonboard and folding cartons. Eastern European markets, however, remain dynamic but hard-fought. Under these circumstances stabilization of prices has become more difficult. At MM Karton price discipline is a clear priority, leading to selective downtime measures already in the second quarter. The folding carton business of MM Packaging is still characterized by overall stability, although our customers increasingly perceive the weak European demand situation. Focused market development to secure market share and cost reductions therefore remain top priority. In regard to raw material prices we assume continuity from today's perspective. Due to the expected lower capacity utilization at MM Karton (1st half of 2004: 97 %) we anticipate period results for the 2005 first half-year to be below last year's record level. The acquisition strategy will be continued with a focus on targets in Western and Eastern Europe.

# Report on the Divisions

The previously separately managed divisions MM-Packaging (general packaging) and MM-Graphia (cigarettes and confectionary packaging) have been merged into a single cartonboard converting segment, as from January 1, 2005. With the adoption of IFRS reporting, two divisions, MM Karton und MM Packaging, are reported as from the first quarter of 2005 onwards. Reference figures for the 2004 financial year have been adjusted accordingly.

**Mayr-Melnhof Karton**

Along with ongoing stable and short-term demand, cartonboard markets in the 2005 first quarter were characterized by stronger competition and price pressure. Focused market development and cost reductions therefore dominated the ongoing business of MM Karton. Due to the ramp-up of the modernized cartonboard machine at the Eerbeek mill (Eerbeek operated two machines in Q1 2004) and an investment related shutdown at the Bulgarian Nikopol mill, cartonboard sales arrived at 362,000 tons in the first quarter of 2005 which is 9.3 % below the historic all time high in the first quarter of 2004 (399,000 tons). Approximately 78 % of the sales volume was marketed in Europe and 22 % on overseas markets (Q1 2004: 77 %; 23 %). At approximately 70.000 tons, the average order backlog was in line with last year's level.

Cartonboard production amounted to 373,000 tons (Q1 2004: 401,000 tons), leading to a capacity utilization of 93 % (Q1 2004: 96 %; Q4 2004: 88 %).

European recovered paper markets registered the usual slight seasonal price increase as compared to the beginning of the year. All crude oil related input costs remained at a high level.

The decline in sales from EUR 206.8 million to EUR 185.5 million (-10.3 %) primarily resulted from a lower sales volume. Correspondingly, operating profit decreased from EUR 21.8 million to EUR 16.9 million resulting in an operating margin of 9.1 % (Q1 2004: 10.5 %).

**Divisional Indicators MM Karton** (in accordance with IFRS, unaudited)

| | 1st Quarter | | |
|---|---|---|---|
| (in millions of EUR) | **2005** | 2004 | +/- |
| Sales[1] | 185.5 | 206.8 | -10.3% |
| Operating profit | 16.9 | 21.8 | -22.5% |
| Operating margin (%) | 9.1% | 10.5% | |
| Tonnage produced (in thousands of tons) | 373 | 401 | -7.0% |

[1] including interdivisional sales

**Mayr-Melnhof Packaging**

In line with restrained private consumption in Western Europe, folding carton markets during the first quarter of 2005 were still characterized by a weak development in volume and intensive price competition. In Eastern Europe, growth in the consumer goods area is markedly more favorable and benefits from production transfers.

In the first quarter, MM Packaging again remained strong under these circumstances and registered gains in both sales and earnings. Due to the high competition intensity, special focus was laid on productivity improvement measures within the operating business. In this connection, the production volumes of three small-scale plants in France, Romania and Germany will be concentrated on high-performance facilities of MM Packaging.

The tonnage converted totaled 125.000 tons, which is 16.8 % above the previous year's level. Sales increased by 6.3 % from EUR 188.9 million to EUR 200.8 million, with this rise mainly being the result of the previous year's acquisitions. Due to the optimization measures implemented, operating profit could be improved by 7.7 % to EUR 19.5 million. This led to an operating margin of 9.7 % (Q1 2004: 9.6 %).

**Divisional Indicators MM Packaging** *(in accordance with IFRS, unaudited)*

| | 1st Quarter | | |
|---|---|---|---|
| (in millions of EUR) | **2005** | 2004 | +/- |
| Sales[1] | 200.8 | 188.9 | +6.3% |
| Operating profit | 19.5 | 18.1 | +7.7% |
| Operating margin (%) | 9.7% | 9.6% | |
| Tonnage processed (in thousands of tons) | 125 | 107 | +16.8% |

[1] including interdivisional sales

## Mayr-Melnhof Packaging concentrates production of three small scale facilities on high performance plants

In France, production of MMP France at the Seignelay facility will be transferred to the neighboring sister operation in Moneteau during the second half of 2005. In Romania, the offset business of SC Rodata S.A., Bucharest, which was acquired by MMP Romania in 2004, is currently being concentrated at the site in Ploesti. In Germany, MMP Behrens Berlin, the smallest German site, will be affected by the necessary concentration during 2005.

Provisions for the reorganizations in France and Romania were made already in 2004. Effects on 2005 current results are expected to be insignificant.

# Consolidated Income Statements

(in accordance with IFRS, unaudited)

| (all amounts in thousands of EUR, except per share data) | 1st Quarter | |
|---|---|---|
| | Jan. 1 - Mar. 31, 2005 | Jan. 1 - Mar. 31, 2004 |
| Sales | 357,131.7 | 367,083.0 |
| Cost of sales | (271,450.5) | (278,165.0) |
| **Gross margin** | **85,681.2** | **88,918.0** |
| | | |
| Other income | 2,055.9 | 1,975.8 |
| Selling and distribution expenses | (33,213.5) | (33,724.2) |
| Administrative expenses | (17,562.7) | (17,158.7) |
| Other expenses | (553.4) | (89.4) |
| **Operating profit** | **36,407.5** | **39,921.5** |
| | | |
| Financial expenses | (1,489.4) | (1,457.1) |
| Financial income | 1,444.9 | 1,491.6 |
| Share of profit (loss) of associates | 343.6 | 0.0 |
| Other - net | 727.9 | (55.6) |
| **Profit before tax** | **37,434.5** | **39,900.4** |
| | | |
| Income tax expense | (12,133.4) | (13,253.5) |
| **Profit for the period** | **25,301.1** | **26,646.9** |
| | | |
| **Attributable to:** | | |
| Equity holders of the Company | 24,576.3 | 26,195.9 |
| Minority interests | 724.8 | 451.0 |
| **Profit for the period** | **25,301.1** | **26,646.9** |
| | | |
| Earnings per share for the profit attributable to the equity holders of the Company during the period: | | |
| Basic and diluted | 2.23 | 2.38 |

# Consolidated Balance Sheets

(in accordance with IFRS, unaudited)

| **ASSETS** (all amounts in thousands of EUR) | **End 1st Quarter Mar. 31, 2005** | Year End Dec. 31, 2004 |
|---|---|---|
| Property, plant and equipment | 529,801.8 | 534,256.5 |
| Investment Property | 2,662.0 | 2,703.8 |
| Intangible assets including goodwill | 35,214.7 | 34,928.2 |
| Investments in associates accounted for using the equity method | 11,152.0 | 10,454.9 |
| Available-for-sale financial assets | 75,015.9 | 74,552.8 |
| Other financial assets | 5,378.8 | 5,498.3 |
| Other assets | 1,271.9 | 1,023.1 |
| Deferred income taxes | 19,321.7 | 19,044.8 |
| **Non-current assets** | **679,818.8** | **682,462.4** |
| | | |
| Inventories | 166,286.7 | 169,473.1 |
| Trade receivables | 192,180.8 | 155,902.4 |
| Income tax receivables | 10,578.0 | 10,284.1 |
| Prepaid expenses and other current assets | 30,146.6 | 33,734.0 |
| Cash and cash equivalents | 216,546.9 | 227,582.4 |
| **Current assets** | **615,739.0** | **596,976.0** |
| **TOTAL ASSETS** | **1,295,557.8** | **1,279,438.4** |

| **EQUITY AND LIABILITIES** (all amounts in thousands of EUR) | | |
|---|---|---|
| Share capital | 87,240.0 | 87,240.0 |
| Additional paid-in capital | 169,213.4 | 169,213.4 |
| Treasury shares | (53,100.8) | (53,100.8) |
| Retained earnings | 521,310.8 | 496,734.5 |
| Other reserves | 4,607.7 | 3,665.2 |
| **Equity attributable to equity holders of the Company** | **729,271.1** | **703,752.3** |
| Minority interests | 12,968.4 | 12,228.2 |
| **Total equity** | **742,239.5** | **715,980.5** |
| | | |
| Interest bearing loans and borrowings | 92,112.1 | 94,914.5 |
| Financial lease obligations | 2,556.9 | 4,474.6 |
| Provisions for other long-term liabilities and charges | 79,758.7 | 79,770.6 |
| Deferred income taxes | 44,537.9 | 44,350.5 |
| **Non-current liabilities** | **218,965.6** | **223,510.2** |
| | | |
| Interest bearing loans and borrowings | 76,015.9 | 73,454.9 |
| Financial lease obligations | 8,793.6 | 7,540.9 |
| Income tax payable | 17,847.5 | 15,207.3 |
| Trade payables | 99,137.8 | 113,258.7 |
| Deferred income and other short-term payables | 43,422.4 | 50,223.9 |
| Provisions for other short-term liabilities and charges | 89,135.5 | 80,262.0 |
| **Current liabilities** | **334,352.7** | **339,947.7** |
| **Total liabilities** | **553,318.3** | **563,457.9** |
| **TOTAL EQUITY AND LIABILITIES** | **1,295,557.8** | **1,279,438.4** |

# Consolidated Statements of Changes in Equity

(Condensed version in accordance with IFRS, unaudited)

| | 1st Quarter | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Equity attributable to equity holders of the Company | | | | | | | |
| (all amounts in thousands of EUR) | Share capital | Additional paid-in capital | Treasury shares | Retained earnings | Other reserves | Total | Minority interests | Total equity |
| **Balance at January 1, 2005** | **87,240.0** | **169,213.4** | **(53,100.8)** | **496,734.5** | **3,665.2** | **703,752.3** | **12,228.2** | **715,980.5** |
| Profit for the period | | | | 24,576.3 | | **24,576.3** | 724.8 | **25,301.1** |
| Fair value gains (losses), net of tax | | | | | 942.5 | **942.5** | 21.5 | **964.0** |
| **Total profit for the period** | | | | **24,576.3** | **942.5** | **25,518.8** | **746.3** | **26,265.1** |
| Dividends paid | | | | 0.0 | | **0.0** | (6.1) | **(6.1)** |
| **Balance at March 31, 2005** | **87,240.0** | **169,213.4** | **(53,100.8)** | **521,310.8** | **4,607.7** | **729,271.1** | **12,968.4** | **742,239.5** |
| | | | | | | | | |
| **Balance at January 1, 2004** | **87,240.0** | **169,213.4** | **(53,100.8)** | **417,035.0** | **2,613.7** | **623,001.3** | **13,643.9** | **636,645.2** |
| Profit for the period | | | | 26,195.9 | | **26,195.9** | 451.0 | **26,646.9** |
| Fair value gains (losses), net of tax | | | | | 958.1 | **958.1** | 11.3 | **969.4** |
| **Total profit for the period** | | | | **26,195.9** | **958.1** | **27,154.0** | **462.3** | **27,616.3** |
| Dividends paid | | | | 0.0 | | **0.0** | (5.6) | **(5.6)** |
| **Balance at March 31, 2004** | **87,240.0** | **169,213.4** | **(53,100.8)** | **443,230.9** | **3,571.8** | **650,155.3** | **14,100.6** | **664,255.9** |

# Consolidated Cash Flow Statements

(Condensed version in accordance with IFRS, unaudited)

| | 1st Quarter | |
|---|---|---|
| (all amounts in tausends of EUR) | **Jan. 1 - Mar. 31, 2005** | Jan. 1 - Mar. 31, 2004 |
| Cash flow from operating activities | 8,991.3 | 38,240.9 |
| Cash flow from investing activities | (20,575.7) | (18,967.4) |
| Cash flow from financing activities | 367.1 | (2,949.0) |
| Effect of exchange rate changes on cash and cash equivalents | 181.8 | 363.0 |
| **Net change in cash and cash equivalents (< 3 months)** | **(11,035.5)** | **16,687.5** |
| **Cash and cash equivalents (< 3 months) at the beginning of the period** | **227,582.4** | **167,375.9** |
| **Cash and cash equivalents (< 3 months) at the end of the period** | **216,546.9** | **184,063.4** |
| | | |
| **Adjustments to reconcile cash and cash equivalents to total funds available to the Group:** | | |
| Current and non-current available-for-sale financial assets | 75,015.9 | 73,362.4 |
| **Total funds available to the Group** | **291,562.8** | **257,425.8** |

# Quarterly Overview

(in accordance with IFRS, unaudited)

**Mayr-Melnhof Group**

| (consolidated in millions of EUR) | 1st Quarter 2004 | 2nd Quarter 2004 | 3rd Quarter 2004 | 4th Quarter 2004 | **1st Quarter 2005** |
|---|---|---|---|---|---|
| Sales | 367.1 | 341.9 | 364.7 | 348.5 | **357.1** |
| EBITDA | 62.1 | 60.2 | 64.8 | 56.0 | **60.1** |
| EBITDA margin (%) | 16.9% | 17.6% | 17.8% | 16.1% | **16.8%** |
| Operating profit | 39.9 | 36.0 | 42.2 | 31.8 | **36.4** |
| Operating margin (%) | 10.9% | 10.5% | 11.6% | 9.1% | **10.2%** |
| Profit before tax | 39.9 | 36.0 | 41.9 | 31.6 | **37.4** |
| Income tax expense | (13.3) | (10.3) | (12.8) | (6.4) | **(12.1)** |
| Profit for the year | 26.6 | 25.7 | 29.1 | 25.2 | **25.3** |
| Net profit margin (%) | 7.2% | 7.5% | 8.0% | 7.2% | **7.1%** |
| Basic and diluted earnings per share (in EUR) | 2.38 | 2.30 | 2.56 | 2.19 | **2.23** |

**Divisions**

**MM Karton**

| (in millions of EUR) | 1st Quarter 2004 | 2nd Quarter 2004 | 3rd Quarter 2004 | 4th Quarter 2004 | **1st Quarter 2005** |
|---|---|---|---|---|---|
| Sales[1] | 206.8 | 192.6 | 193.9 | 184.6 | **185.5** |
| Operating profit | 21.8 | 19.9 | 21.9 | 16.2 | **16.9** |
| Operating margin (%) | 10.5% | 10.3% | 11.3% | 8.8% | **9.1%** |
| Tonnage produced (in thousands of tons) | 401 | 389 | 386 | 341 | **373** |

**MM Packaging**

| (in millions of EUR) | 1st Quarter 2004 | 2nd Quarter 2004 | 3rd Quarter 2004 | 4th Quarter 2004 | **1st Quarter 2005** |
|---|---|---|---|---|---|
| Sales[1] | 188.9 | 177.8 | 200.9 | 188.5 | **200.8** |
| Operating profit | 18.1 | 16.1 | 20.3 | 15.6 | **19.5** |
| Operating margin (%) | 9.6% | 9.1% | 10.1% | 8.3% | **9.7%** |
| Tonnage processed (in thousands of tons) | 107 | 112 | 126 | 125 | **125** |

[1] including interdivisional sales

# Explanatory Report IFRS

**1. Legal framework**

The European Parliament and the Council have passed regulation (EC) No. 1606/2002, the so-called "IAS-regulation" (International Accounting Standards), which requires mandatory application of International Financial Reporting Standards ("IFRS") within European Union law for consolidated financial statements of listed corporations as from the fiscal year 2005. Therefore, Mayr-Melnhof Karton AG is obligated to prepare consolidated financial statements for the fiscal year 2005 according to IFRS including reference figures for the fiscal year 2004. According to the standard IFRS 1 "First-time Adoption of International Financial Reporting Standards", which is relevant to the IFRS transition, the Standards and Interpretations enacted as of the date of first-time reporting (December 31, 2005) shall be applied to the consolidated financial statements.

IAS/IFRS Standards are adopted into Community law on the basis of IAS-regulations with the European Commission having limited rights of inspection before standards are announced in the official journal of the European Communities and thus become law for the companies affected ("endorsement"). Neither the process of generating and completing the standards to be applied in 2005, nor its adoption by the European Commission has been finalized. For this reason the Standards and Interpretations valid for 2005 have not yet been determined. Therefore, any announced new Standard, Interpretation and amendment within the process of adoption by the European Commission may require further adjustments in the future.

**2. Adaptation of financial reporting in accordance with IFRS**

The report on the first quarter of 2005 has for the first time been prepared in accordance with the IFRS valid as of the reporting date. The reference figures for the previous years have been prepared and adapted accordingly by applying the same accounting principles.

The first-time adoption leads to deviations from the respective US GAAP reference figures for the consolidated statements of changes in equity and the consolidated income statements, which are from now on presented in accordance with IFRS. These deviations result from the adjustment of the reference values made for the previous year, which were generated in this regard as if IFRS had always been applied. The resulting differences between the balance sheet values of the IFRS opening balance as of January 1, 2004, and the consolidated balance sheets as of December 31, 2003, prepared under US GAAP were included in equity, and therefore did not affect profit.

### 2.1. Reconciliation of equity

According to IFRS 1 "First-time Adoption of International Financial Reporting Standards", the following table presents the transition of consolidated total equity from US GAAP to IFRS for the previous periods' reporting dates included in this quarterly report:

# Reconciliation of Equity

(in accordance with US GAAP/IFRS, quarterly figures unaudited)

| | Balance sheet date | | |
|---|---|---|---|
| (in thousands of EUR) | Jan. 1, 2004 | Dec. 31, 2004 | Mar. 31, 2004 |
| **Equity including minority interests in accordance with US GAAP** | **646,473.0** | **725,867.9** | **678,794.1** |
| Full consolidation of C.P. Schmidt companies from January 1, 2004, onwards | 4,575.2 | 0.0 | 0.0 |
| *Pensions and other post-employment benefits* | (23,637.6) | (16,920.9) | (23,867.0) |
| Provisions for pre-retirement programs | (2,306.1) | (2,925.5) | (2,306.1) |
| Other adjustments | (216.1) | 1,112.4 | (295.4) |
| Deferred taxes | 11,756.8 | 8,846.6 | 11,930.3 |
| **Total equity in accordance with IFRS** | **636,645.2** | **715,980.5** | **664,255.9** |

### 2.2. Reconciliation of profit for the period

The effects of the IFRS adjustments on the consolidated income statements for the comparison *periods within this quarterly report are as follows:*

# Reconciliation of Profit for the Period

(in accordance with US GAAP/IFRS, quarterly figures unaudited)

| | Period | |
|---|---|---|
| (in thousands of EUR) | Jan. 1 - Dec. 31, 2004 | Jan. 1 - Mar. 31, 2004 |
| **Profit for the period including minority interests in accordance with US GAAP** | **105,918.1** | **26,580.6** |
| Pensions and other post-employment benefits | 1,489.1 | 48.5 |
| Provisions for pre-retirement programs | (619.4) | 0.0 |
| Other adjustments | 290.0 | (97.3) |
| Deferred taxes | (481.8) | 115.1 |
| **Profit for the period in accordance with IFRS** | **106,596.0** | **26,646.9** |

### 2.3. Explanations

By adopting IFRS, differences to financial accounting and valuation principles applied up to now according to US GAAP, arise particularly for the financial accounting and valuation of the following positions:

#### 2.3.1. Provisions for severance and pensions

In accordance with IFRS 1, the "fresh start"-method has been applied and all actuarial gains and losses accumulated until the IFRS transition date (January 1, 2004) have been accounted for in consolidated total equity not affecting profit. Furthermore, prepaid pension costs have been qualified as plan assets and netted with the corresponding liabilities. A minimum pension liability, unlike in US GAAP, has not been accounted for. Surpluses are measured according to their economic benefit.

#### 2.3.2. Differences from foreign currency translation

Regarding accumulated differences resulting from the foreign currency translation of financial statements of foreign subsidiaries, the option to reset the values accounted for in other reserves to zero as of the IFRS transition date (January 1, 2004) by netting this position with retained earnings has been exercised. Overall, consolidated total equity therefore remains unchanged.

#### 2.3.3. Acquisitions

Regarding the financial accounting and reporting for business combinations, the option to retain the initially and thereafter applied accounting and valuation principles for acquisitions made before the IFRS transition date (January 1, 2004) has been exercised.

#### 2.3.4. Pre-retirement programs

According to US GAAP, provisions for pre-retirement programs have to be made on the date when an individual contractual pre-retirement agreement is concluded. According to IFRS provisions for pre-retirement agreements have to be made for all employees qualifying for future pre-retirement programs due to factory or labour agreements.

#### 2.3.5. Deferred taxes

The changes in deferred taxes essentially result from the adjustments of provisions for severance and pensions as well as for provisions for pre-retirement programs.

#### 2.3.6. Other adjustments

Other adjustments basically comprise valuation adjustments for inventory and other provisions.

***The Management Board***
***of Mayr-Melnhof Karton AG***

Results for the first half-year of 2005 will be released on August 24, 2005.

# Mayr-Melnhof Shares

**Relative Performance of MM Shares 2004 / 2005** (December 30th, 2003 = 100)



MM
ATX
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| Share price (closing price) | |
|---|---|
| as of May 23, 2005 | 120.5 EUR |
| 2005 High | 138.36 EUR |
| 2005 Low | 112.88 EUR |
| Stock performance (Year-end 2004 until May 23, 2005) | - 3.8% |
| Number of shares issued | 12 million |
| Market capitalization as of May 23, 2005 (in millions of EUR) | 1,328 |
| Trading volume (daily average Q1 2005 in millions of EUR) | 3.29 |

**Share repurchase program**

Since March 19, 2001 the Mayr-Melnhof Group has purchased 975,848 own shares, which is equivalent to 8.1 % of the capital stock, for EUR 53.1 million including fees. The 11th Ordinary Shareholders' Meeting has authorized the Management Board to repurchase own shares until November 18, 2006. All transactions are published on the Internet at www.mayr-melnhof.com.

**Editorial information**


Editor (publisher):
Mayr-Melnhof Karton AG
Brahmsplatz 6
1041 Vienna, Austria


**For further information, please contact:**


Stephan Sweerts-Sporck
Investor Relations
Tel.: +43/ 1 50136 1180
Fax: +43/ 1 50136 1195

**e-mail: investor.relations@mm-karton.com**
**Website: http://www.mayr-melnhof.com**